INVEST IN **ZING**

Drone Delivery Platform

PITCH VIDEO | INVESTOR PANEL



LEAD INVESTOR



Chris Bley Santa Cruz based serial entrepreneur and founder of a drone innovation hub, Airspace Integration.

I've been involved in drone/aviation worlds since 2012, and I've known Zing's founder Ian Annase for the past four years. Background on Zing: - Steadfast on drone delivery mission. - Excellent network in the industry. - Talented team. -Passionate about making drone deliveries safe and ubiquitous in numerous applications. Please consider joining me in supporting Zing's drone deliver mission and building an exciting renaissance in aviation +. delivery. Chris

Invested $15,000 this round

zingdrones.com Miami FL

Technology | Hardware | Software | Artificial Intelligence | Marketplace

Highlights

1. 💰$10K+ revenue in August 2021
2. 💸$30B+ market by 2030
3. 🛸3,000+ licensed drone pilots
4. 👨‍💻Software is compatible with DJI drones, owned by over 90% of drone pilots
5. ⚙️Patent-pending hardware optimizes existing drones for delivery
6. 🤝Secured multiple strategic partnerships with key industry players
7. ✅Have performed several successful deliveries to test & validate our platform
8. 🚀A member of the FAA BEYOND program to expand & test drone operations in the US

Our Team



Ian Annase Founder & CEO

Recipient of the Tampa Bay Inno 25 Under 25 Award. Master's Degree in Product Development. Expert on drone regulations related to logistics.

The idea occurred to me when I was out flying my drone one day. I looked down at the video feed to see a restaurant on one side of my screen and a neighborhood on the other side. I thought to myself, "What if I could

The idea occurred to me when I was out flying my drone one day. I looked down at the video feed to see a restaurant on one side of my screen and a neighborhood on the other side. I thought to myself, "What if I could pick up something from the restaurant, drop it off in that neighborhood, then fly home and swap out the battery?"



Lauren Tarpley Head of Marketing

Responsible for the development of key business and marketing strategies. Involved in organizations that highlight women in technology. BA Advertising - University of North Carolina at Chapel Hill.



Oward Cadenas Head of Engineering

Leads the development of Zing hardware devices. Highly experienced in the drone industry. BA Computer Engineering - Florida International University.



Grayson Bertaina Head of Flight Operations

MIT Aerospace Engineering. Commercial Pilot and Certified Flight Instructor (CFI). Manages drone operations on the Zing network to ensure safety and scalability. Develops policy and planning for FAA Part 107 and 135 operations.



Sam Hall Full Stack Engineer

Developer of Zing Xact Landing Software to autonomously center the drone over any landing pad or smart mailbox. Experienced in modern web technologies such as React.

Zing is revolutionizing the future of last-mile delivery.

The Problem

Do you remember the last time you placed an order using Uber Eats, Grubhub, or another delivery platform?

You might also remember some of the negative feelings associated with food delivery. Maybe it was all the fees added to your order, maybe it was the wait time that kept increasing because there was a wreck on the highway, or maybe it was your food that was delivered cold.

Either way, **you deserve better**.

TLDR : Current online ordering platforms are **slow**, **expensive**, and **bad for the environment**.


But how wasteful are standard delivery methods?
Let's look at the numbers...
Every day in the US, over 25 million round trips are made to local restaurants.
15,000,000 daily drive-thru visits
10,000,000 daily food deliveries
When we break it down, that's...
125,000,000 lbs of CO2 emissions every day
And if we take a look at the co2 expenditure for a 5 mile round trip...
1 = 90

The Solution

Drone delivery is a **fast**, **affordable**, and **eco-friendly** option.

Zing's platform makes drone delivery accessible to local businesses and customers.

It is our goal to take every vehicle carrying a single small package, off the road and into the sky.


Researches from Virginia Tech studied the effects of drone delivery in a metropolitan area over the course of 3 years. Here's what they found-
Reduced Car Use
Year 1
= 1.9 million miles per year in avoided travel
Year 3
= 9.1 million miles per year in avoided travel
That's equivalent to 550-791 cars off the road.
Reduced Carbon Emissions
By year 3 communities saved up to 3.4 thousand tons of CO2 per year
That's equal to 1.7 thousand acres of new forest.


In fact, there's a variety of consumer, business, and societal benefits that are associated with drone delivery.
Consumer
Save time
Supports those working in a gig economy without access to a vehicle
Supports those facing mobility challenges
Business
Reach more customers
Increase revenue
Ability to complete more deliveries in a larger area, in less time
Societal
Fewer car wrecks
Reduction in CO2 emissions
Less damage to infrastructure

The Zing Vision

You open the Zing app and place an order at your favorite local café. The nearest drone receives a signal and launches from its home base to pick up your order.

Once the order is secured, the drone flies autonomously to the drop off point where it lowers your order, releases, and returns to a nearby charging dock.

(All in a matter of minutes!)

A single certified Zing pilot will remotely monitor several drones' flight paths to ensure safety.

Zing will use pre-existing IOT infrastructure such as smart mailboxes, rooftop charging stations, and other 5G smart receptacles.

The Zing Vision

The Zing drone delivery platform will be integrated into resorts, golf courses, food truck lots, and other applicable venues under contracted terms.


AIRMAP
CoMotion
airspacelink
DRONEDEK
BEYOND

Zing has also formed key partnerships to help propel us through the FAA's regulatory processes. Being a partner of the FAA's BEYOND program, for example, leads to a streamlined process for the Part 135 drone delivery certification.

The Drone Delivery Market is about to Skyrocket 🚀

The drone delivery market is small now due to regulations. However, the Federal Aviation Administration (FAA) has developed a clear pathway for drone delivery to get off the ground. This is going to cause the market to skyrocket. We intend to leverage our first-mover advantage to take a significant percentage of this market by 2030.

Market Size


Autonomous Last Mile Drone Delivery Market Segment
$0.1B
$3.2B
$33B
2020
2025
2030
Source: Levitate Capital

Current Revenue Streams

Hardware Sales	$7,500 / winch
Drone Delivery Demos	$5,000 / demo
Platform Deliveries	Next Page


ZING DRONE DELIVERIES
2021
LOS ANGELES, CA
ONTARIO, CA
MIAMI, FL
OLDSMAR, FL
TIERRA VERDE, FL
LAKEVILLE, IN
LAWRENCE, IN
NEW ORLEANS, LA
TAYLOR, MI

Pricing Structure

	Zing	Uber Eats
Restaurant Subscription	$250 / month	$300 / month
Restaurant Platform Fee	20% per order (restaurant can adjust menu prices to compensate)	30% per order (restaurant cannot adjust menu prices)
Customer Platform Fee	15% per order	20% per order
Labor Costs	One pilot operates multiple drones at a time	One driver operates one vehicle. (high labor costs + low profit margin)
Tipping	No tip required	Customer tips 15-20%







We've Been Busy... 🔥

Our delivery demonstrations give us an opportunity to introduce drone delivery to the communities that would be directly impacted by this emerging technology.

June 2019 - Tampa Bay, FL 📍

The Zing team completed the first drone delivery demonstration over an "air bridge". These "air bridges" are aerial paths over waterways that connect two points. What would've taken a delivery driver 30 minutes, took our delivery pilot just 5 minutes.


Zing Demo - Restaurant Drone Delivery
ZING
Watch on YouTube

May 2020 - Miami, FL 📍

We completed the first drone delivery to the top of a 700-foot skyscraper in the United States called the Miami Paramount Worldcenter.


DRONE DELIVERY TO THE TOP OF THE TALLEST BUILDING ...
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We performed a "mic drop" delivery to the top of the Miami Paramount Worldcenter to kick off the CoMotion Miami event. We partnered with CoMotion to do another similar drone delivery demonstration in November of 2021.


ZING DRONE DELIVERY x MIAMI PARAMOUNT WORLDCEN...
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March 2021 - New Orleans, LA 📍

Zing completed the first drone delivery across the Mississippi River in New Orleans. We partnered with MarketScale to create a full-length documentary about the event.


When Beignets Fly: Zing Drone Delivery Sees Famous Treat...
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August 2021 - Detriot, MI 📍

We completed multiple golf course deliveries for the Detroit Aerotropolis project in partnership with AirspaceLink and DroneDek.


Flying the Fairways - Taylor, MI
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MAIL
DRONEDEK
ZING
Watch on YouTube

November 2021 - Los Angeles, CA 📍

We completed deliveries at the CoMotion LA conference, making a "mic drop" delivery to their CEO and delivering lunch to event attendees.


Zing Drone Delivery at CoMotion LA 2021
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ZING
ZING
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We've been getting some attention. 📸


PR
South Bend Tribune
DRONE DELIVERY IN LAKEVILLE?
Leaders defend mask mandate
FLIPBOARD
Drones deliver food, drinks to golfers at Taylor golf course
The future of delivery will be present at CoMotion LA and you'll be able to witness it live. There are 25 million short distance deliveries from restaurants every day in the United States, and Zing is shaping the future of mobility by taking cars off the road and using drones to take deliveries to the sky. Zing is a drone delivery platform that enables licensed pilots to make deliveries for compensation.
Drone delivery isn't science fiction. It's here. Now.
DRONES IN AMERICA
DRONE DELIVERY TECHNOLOGY DEBUTS IN LAWRENCE

Letter from the Founder

> *Dear Valued Investor,*
>
> *Thank you for taking the time to look into our company. The idea began when I was out flying my drone one day. I looked down at the FPV video feed to see a Taco Bell on one side of my screen and a neighborhood on the other side. That's when the thought occurred to me. What if I could pick up something from the Taco Bell, drop it off in that neighborhood, then fly home and swap out the battery? I immediately started working on the platform that would enable pilots around the globe to do just that. Since then, we've gained the interest of over 10,000 drone pilots around the United States and sold our drone delivery platform to customers around the globe. The company would be nothing without the talented individuals on our team who have turned this idea into a reality. There is a massive opportunity in front of us with drone delivery. As an investor, you'll be joining the team that will make widespread drone delivery a reality.*
>
> *Sincerely,*
> *Ian Annase*
> *Founder & CEO*



Downloads

[Zing Business Plan - WeFunder 2021.pdf]

[Zing Pitch Deck - WeFunder 2021.pdf]